Form RW

December 29, 2011

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Infinity China 2 Acquisition Corporation

Request to Withdraw Registration Statement on Form S-1

(File Number 333-173577)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Infinity China 2 Acquisition Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced Registration Statement, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Registrant confirms that the Registration Statement has not been declared effective, no securities has been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Sincerely,

INFINITY China 2 Acquisition CorpORATION

By:

/s/ Avishai Silvershatz

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Avishai Silvershatz

Co-Chief Executive Officer, Co-President and Co-Chairman

cc: Stuart Neuhauser, Esq.